Filed pursuant to Rule 424(b)(3)
Registration No. 333-135193
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 21, 2006)

Range Resources Corporation

6,488,406 Shares

Common Stock

This prospectus supplement relates to the public offering, which is not being underwritten, of shares of common stock of Range Resources Corporation. The 6,488,406 shares of our common stock offered by this prospectus were originally issued by us in a private placement in connection with our acquisition of Stroud Energy, Inc. pursuant to an Agreement and Plan of Merger, dated May 10, 2006. All of the shares of common stock offered by this prospectus may be sold from time to by or on behalf of the selling stockholders named herein. The shares of common stock covered by this prospectus may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “RRC.” On June 20, 2006, the last reported sales price for our common stock on the New York Stock Exchange was $22.70 per share.

Our principal executive offices are located at 777 Main Street, Suite 800, Fort Worth, Texas 76102, and our telephone number at this location is (817) 870-2601.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. PLEASE READ THE “RISK FACTORS” BEGINNING ON PAGE S-2 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price per Unit(1)	Offering Price(1)	Registration Fee
Common Stock, par value $0.01 per share	6,488,406	$22.46	$145,729,599	$15,593

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of 22.46 per share, the average of the high and low prices of the Registrant’s common stock as reported on the New York Stock Exchange on June 14, 2006. Of the $15,593 registration fee, $8,375 was previously paid by the Registrant with respect to $500 million aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-118417 and were not sold thereunder, as noted in note 1 to the table on the cover page of the Registrant’s Registration Statement of which this prospectus is a part.

The date of this prospectus supplement is June 21, 2006

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date. It is important that you read and consider all of the information in this prospectus on the one hand, and the information contained in the accompanying prospectus and any document incorporated by reference, on the other hand, in making your investment decision.

Prospectus supplement

Prospectus

About this prospectus	1
Where you can find more information	1
Information we incorporate by reference	1
Forward looking statements	2
Use of proceeds	3
Description of capital stock	3
Legal matters	4
Experts	5
Reserve engineers	5

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-5 of this prospectus supplement for more information about important risks that you should consider before buying the common stock to be issued in connection with this offering. Unless the context requires otherwise or as otherwise indicated, “Range,” “we,” “us,” “our” or similar terms in this prospectus supplement refer to Range Resources Corporation and its subsidiaries on a consolidated basis.

OUR BUSINESS

General

We are engaged in the exploration, development and acquisition of oil and gas properties, primarily in the Southwestern, Appalachian and Gulf Coast regions of the United States. We seek to increase reserves and production through internally generated drilling projects coupled with complementary acquisitions.

Range was incorporated in early 1980 under the name Lomak Petroleum, Inc., and later that year we completed an initial public offering and began trading on the NASDAQ. In 1996, our common stock was listed on the New York Stock Exchange. In 1998, we changed our name to Range Resources Corporation. In 1999, we implemented a strategy of internally generated drillbit growth coupled with complementary acquisitions. Our objective is to build stockholder value through consistent growth in reserves and production on a cost-efficient basis. During the past four years, we have increased our proved reserves 143%, while production has increased 59% during that same period.

Our corporate offices are located at 777 Main Street, Suite 800, Fort Worth, Texas 76102. Our telephone number is (817) 870-2601.

You can get more information regarding our business by reading our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and the other reports we file with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Recently Completed Acquisition

On June 19, 2006, we completed our acquisition of Stroud Energy, Inc. (“Stroud”) for an aggregate consideration of approximately $440 million, consisting of 6,488,406 unregistered shares of Range common stock, $168.7 million in cash and approximately $107.2 million of assumed debt (the “Stroud Acquisition”). 6,488,406 shares of our common stock issued in connection with the acquisition have been registered for resale pursuant to this prospectus under the terms of the Agreement and Plan of Merger, dated May 10, 2006 (the “Merger Agreement”), by and among Range, Stroud and Range Acquisition Texas, Inc., and the related Registration Rights Agreement, dated May 10, 2006 (the “Registration Rights Agreement”), by and between Range and Stroud, for benefit of the stockholders referred to therein.

THE SHARES OFFERED IN THIS PROSPECTUS

Common stock offered	6,488,406 shares.

Use of proceeds	All of the shares of common stock being offered under this prospectus supplement are being sold by the selling stockholders or their pledges, donees, transferees or other successors-in-interest. Accordingly, Range will not receive any proceeds from the sale of these shares.

Listing of common stock	Range’s common stock is listed on the New York Stock Exchange under the symbol “RRC.”

Risk factors	See “Risk Factors” and the other information in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in Range common stock.

RISK FACTORS

You should carefully consider and evaluate all the information included or incorporated by reference in this prospectus supplement, including the risks described below, before you decide to buy the shares of common stock offered by this prospectus. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations.

This prospectus supplement and documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties, some of which are described in the documents incorporated by reference in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below or incorporated by reference in this prospectus. See “Forward-Looking Statements.”

Volatility of oil and natural gas prices significantly affects our cash flow and capital resources and could hamper our ability to produce oil and gas economically

Oil and natural gas prices are volatile, and an extended decline in prices would adversely affect our profitability and financial condition. The oil and natural gas industry is typically cyclical, and prices for oil and natural gas have been highly volatile. Historically, the industry has experienced severe downturns characterized by oversupply and/or weak demand. For example, in 1998 and early 1999, oil and natural gas prices declined, which contributed to the substantial losses we reported in those years. By early 2001, oil and natural gas prices reached levels above historical norms. Prices declined in the second half of 2001 but have risen steadily since mid-2002. Recent oil and natural gas prices are at historic highs, with oil prices recently reaching $75.35 per barrel and natural gas prices reaching $15.78 per mcf in some markets. Higher oil and natural gas prices have contributed to our positive earnings over the last several years. However, long-term supply and demand for oil and natural gas is uncertain and subject to a myriad of factors including technology, geopolitics, weather patterns and economics.

Many factors affect oil and natural gas prices including general economic conditions, consumer preferences, discretionary spending levels, interest rates and the availability of capital to the industry. Decreases in oil and natural gas prices from current levels could adversely affect our revenues, net income, cash flow and proved reserves. Significant and prolonged price decreases could have a material adverse effect on our operations and limit our ability to fund capital expenditures. Without the ability to fund capital expenditures, we will be unable to replace production.

Hedging transactions may limit our potential gains and involve other risks

To manage our exposure to price risk, we enter into hedging arrangements with respect to a significant portion of our future production. The goal of these hedges is to lock in prices so as to limit volatility and increase the predictability of cash flow. These transactions limit our potential gains if oil and natural gas prices rise above the price established by the hedge. For example, at December 31, 2005, we were party to swap hedging arrangements covering 6.7 Bcf and 0.1 million barrels of oil. We also had collars covering 82.8 Bcf of gas and 4.8 million barrels of oil. The derivatives’ fair value at December 31, 2005 was a pre-tax loss of $231.0 million. At March 31, 2006, the derivatives’ fair value was a pre-tax loss of $134.9 million. If oil and natural gas prices continue to rise, we could be subject to margin calls.

In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	the counterparties to our futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts oil or natural gas prices or the relationship between the hedged price index and the oil and gas sales price.

Recently, due to the trading volatility of NYMEX gas contracts, we have experienced larger than usual differentials between actual prices paid at delivery points and NYMEX based gas hedges. Due to this event, certain of our gas hedges no longer qualified for hedge accounting in the fourth quarter and were marked-to-market as a gain of $10.9 million. This may result in more volatility in our income in future periods. In the three months ended March 31, 2006, we recorded a marked-to-market gain of $11.3 million relating to these gas hedges.

Information concerning our reserves and future net reserve estimates is uncertain

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved undeveloped reserves, which comprise a significant portion of our reserves, are by their nature uncertain. Although we believe these estimates are reasonable, actual production, revenues and costs to develop will likely vary from estimates, and these variances could be material.

The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment, assumptions used regarding quantities of oil and natural gas in place, recovery rates and future prices for oil and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and such variances may be material. Any variance in the assumptions could materially affect the estimated quantity and value of the reserves.

If oil and natural gas prices decrease or exploration efforts are unsuccessful, we may be required to take write-downs of our oil and natural gas properties

In the past, we have been required to write down the carrying value of certain of our oil and natural gas properties, and there is a risk that we will be required to take additional write-downs in the future. This could occur when oil and natural gas prices are low, or if we have downward adjustments to our estimated proved reserves, increases in our estimates of operating or development costs, deterioration in our exploration results or mechanical problems with wells where the cost to redrill or repair does not justify the expense which might occur due to hurricanes.

Accounting rules require that the carrying value of oil and natural gas properties be periodically reviewed for possible impairment. “Impairment” is recognized when the book value of a proven property is greater than the expected undiscounted future net cash flows from that property and on acreage when conditions indicate the carrying value is not recoverable. We may be required to write down the carrying value of a property based on oil and natural gas prices at the time of the impairment review, as well as a continuing evaluation of drilling results, production data, economics and other factors. While an impairment charge reflects our long-term ability to recover an investment, it does not impact cash or cash flow from operating activities, but it does reduce our reported earnings and increases our leverage ratios.

For example, based primarily on the poor performance of certain properties acquired in 1997 and 1998 and significantly lower oil and natural gas prices, we recorded impairments of $215.0 million in 1998 and $29.9 million in 1999. At year-end 2001, we recorded an impairment of $31.1 million due to lower year-end prices. At year-end 2004, we recorded an impairment of $3.6 million on an offshore property due to hurricane damage and related production declines. As of March 31, 2006, we continued to have production shut-in due to the effects of hurricanes Katrina and Rita primarily to pipelines and onshore facilities. While we do not currently believe there is any material long-term damage to the shut-in properties, we cannot yet predict whether impairment charges may be required due to these storms.

The demand for field services and their ability to meet that demand may limit our ability to drill and produce our oil and natural gas properties

Due to current industry demands, well service providers and related equipment and personnel are in short supply. This is causing escalating prices, the possibility of poor services coupled with potential damage to downhole reservoirs and personnel injuries. Such pressures will likely increase the actual cost of services, extend the time to secure such services and add costs for damages due to accidents sustained from the over use of equipment and inexperienced personnel.

Our business is subject to operating hazards and environmental regulations that could result in substantial losses or liabilities

Oil and natural gas operations are subject to many risks, including well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic natural gas and other environmental hazards and risks. If any of these hazards occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; or

•	suspension of operations.

As we begin drilling to deeper horizons and in more geologically complex areas, we could experience a greater increase in operating and financial risks due to inherent higher reservoir pressures and unknown downhole risk exposures. As we continue to drill deeper, the number of rigs capable of drilling to such depths will be fewer and we may experience greater competition from other operators.

Our operations are subject to numerous and increasingly strict federal, state and local laws, regulations and enforcement policies relating to the environment. We may incur significant costs and liabilities in complying with existing or future environmental laws, regulations and enforcement policies and may incur costs arising out of property damage or injuries to employees and other persons. These costs may result from our current and former operations and even may be caused by previous owners of property we own or lease. Any past, present or future failure by us to completely comply with environmental laws, regulations and enforcement policies could cause us to incur substantial fines, sanctions or liabilities from cleanup costs or other damages. Incurrence of those costs or damages could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses.

We maintain insurance against some, but not all, of these potential risks and losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. Currently, we expect substantial increases in premiums especially in the areas affected by the hurricanes and tropical storms. In addition, we expect insurers to impose revised limits affecting how much the insurers will pay on actual storm claims plus the cost to re-drill wells where substantial damage has been incurred. Insurers are also requiring us to retain larger deductibles and reducing the scope of what insurable losses will include. Even with the increase in future insurance premiums, coverage will be reduced, requiring us to bear a greater potential risk if our oil and gas properties are damaged. We do not maintain any business interruption insurance. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs that is not fully covered by insurance, it could have a material adverse affect on our financial condition and results of operations.

We are subject to financing and interest rate exposure risks

Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities and place us at a competitive disadvantage. For example, at March 31, 2006, approximately 59% of our debt was at fixed interest rates with the remaining 41% subject to variable interest rates.

Some of our current and potential competitors have greater resources than we have and we may not be able to successfully compete in acquiring, exploring and developing new properties

We face competition in every aspect of our business, including, but not limited to, acquiring reserves and leases, obtaining goods, services and employees needed to operate and manage our business and marketing oil and natural gas. Competitors include multinational oil companies, independent production companies and individual producers and operators. Many of our competitors have greater financial and other resources than we do.

The oil and natural gas industry is subject to extensive regulation

The oil and natural gas industry is subject to various types of regulations in the United States by local, state and federal agencies. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Numerous departments and agencies, both state and federal, are authorized by statute to issue rules and regulations binding on participants in the oil and natural gas industry. Compliance with such rules and regulations often increases our cost of doing business and, in turn, decreases our profitability.

Acquisitions are subject to the risks and uncertainties of evaluating reserves and potential liabilities and may be disruptive and difficult to integrate into our business

We could be subject to significant liabilities related to our acquisitions. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems in all of the properties, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed.

For example, in 1997, we consummated a large acquisition that proved extremely disappointing. Production from the acquired properties fell more rapidly than anticipated and further development results were below the results we had originally projected. The poor production performance of these properties resulted in material downward reserve revisions. There is no assurance that our recent and/or future acquisition activity will not result in similarly disappointing results.

In addition, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our acquisition strategy is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing on terms acceptable to us or regulatory approvals.

Acquisitions often pose integration risks and difficulties. In connection with recent and future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Future acquisitions could result in our incurring additional debt, contingent liabilities, expenses and diversion of resources, all of which could have a material adverse effect on our financial condition and operating results.

Our success depends on key members of our management and our ability to attract and retain experienced technical and other professional personnel

Our success is highly dependent on our management personnel, none of which is currently subject to an employment contract. The loss of one or more of these individuals could have a material adverse effect on our business. Furthermore, competition for experienced technical and other professional personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Our future success depends on our ability to replace reserves that we produce

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find or acquire and develop additional reserves at an acceptable cost.

A portion of our business is subject to special risks related to offshore operations generally and in the Gulf of Mexico specifically

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As of June 16, 2006, we continued to have 1.5 Mmcfe per day of production shut-in due to the effects of hurricanes Katrina and Rita. As a result, we could incur substantial expense and liabilities that could materially reduce the funds available for exploration, development or leasehold acquisitions or result in the loss of equipment and properties.

Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production. As a result, reserve replacement needs from new prospects are greater and require us to incur significant capital expenditures to replace production.

New technologies may cause our current exploration and drilling methods to become obsolete

The oil and natural gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. One or more of the technologies that we currently use or that we may implement in the future may become obsolete. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are not able to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

Our business depends on oil and natural gas transportation facilities, many of which are owned by others

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. The unavailability of or lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Although we have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. We generally do not purchase firm transportation on third-party facilities and therefore, our production transportation can be interrupted by those having firm arrangements. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

The disruption of third-party facilities due to maintenance and/or weather could negatively impact our ability to market and deliver our products. We have no control over when or if such facilities are restored or what prices will be charged. A total shut-in of production could materially affect us due to a lack of cash flow, and if a substantial portion of the production is hedged at lower than market prices, those financial hedges would have to be paid from borrowings absent sufficient cash flow.

We exist in a litigious environment

Any constituent could bring suit or allege a violation of an existing contract. This action could delay when operations can actually commence or could cause a halt to production until such alleged violations are resolved by the courts. Not only could we incur significant legal and support expenses in defending our rights, planned operations could be delayed which would impact our future operations and financial condition. Such legal disputes could also distract management and other personnel from their primary responsibilities.

Our financial statements are complex

Due to accounting rules, our financial statements continue to be complex, particularly with reference to hedging, asset retirement obligations, equity awards and the accounting for our deferred compensation plan. We expect such complexity to continue and possibly increase.

Our significant indebtedness could limit our ability to successfully operate our business

We are leveraged and our exploration and development program will require substantial capital resources estimated to range from $450 to $550 million per year over the next three years, depending on the level of drilling and the expected cost of services. Our existing operations will also require ongoing capital expenditures. In addition, if we decide to pursue additional acquisitions, our capital expenditures will increase both to complete such acquisitions and to explore and develop any newly acquired properties.

The degree to which we are leveraged could have other important consequences, including the following:

•	We may be required to dedicate a substantial portion of our cash flows from operations to the payment of our indebtedness, reducing the funds available for our operations;

•	A portion of our borrowings are at variable rates of interest, making us vulnerable to increases in interest rates;

•	We may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;

•	Our degree of leverage may make us more vulnerable to downturn in our business or the general economy;

•	The terms of our existing credit arrangements contain numerous financial and other restrictive covenants;

•	Our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	We may have difficulties borrowing money in the future.

Despite our current levels of indebtedness we still may be able to incur substantially more debt. This could further increase the risks described above.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

Common stockholders will be diluted if additional shares are issued

Since 1998, we have exchanged 31.9 million shares of common stock for debt and convertible securities. The exchanges were made based on the relative market value of the common stock and the debt and convertible securities at the time of the exchange. Also in 2004 and 2005, we sold 33.8 million shares of common stock to finance acquisitions. 6,488,406 shares of common stock were issued in the Stroud Acquisition. While the exchanges have reduced interest expense, preferred dividends and future repayment obligations, the larger number of common shares outstanding had a dilutive effect on our existing stockholders. Our ability to repurchase securities for cash is limited by our bank credit facility, the 7.5%, 7.375% and the 6.375% senior subordinated note agreements. In addition, we may issue additional shares of common stock, additional subordinated notes or other securities or debt convertible into common stock, to extend maturities or fund capital expenditures, including acquisitions. If we issue additional shares of our common stock in the future, it may have a dilutive effect on our current outstanding stockholders.

Dividend limitations

Limits on the payment of dividends and other restricted payments, as defined, are imposed under our bank credit facility and under our 7.5%, 7.375% and 6.375% senior subordinated note agreements. These limitations may, in certain circumstances, limit or prevent the payment of dividends independent of our dividend policy.

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid

The price of our common stock fluctuates significantly, which may result in losses for investors. The market price of our common stock has been volatile. From January 1, 2004 to May 31, 2006, the last daily sale price of our common stock reported by the New York Stock Exchange ranged from a low of $6.29 per share to a high of $29.89 per share. We expect our stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

•	Changes in oil and natural gas prices;

•	Variations in quarterly drilling, recompletions, acquisitions and operating results;

•	Changes in financial estimates by securities analysts;

•	Changes in market valuations of comparable companies;

•	Additions or departures of key personnel;

•	Future sales of our stock.

We may fail to meet expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result.

USE OF PROCEEDS

All of the shares of common stock being offered under this prospectus supplement are being sold by the selling stockholders or their pledges, donees, transferees or other successors-in-interest. Accordingly, Range will not receive any proceeds from the sale of these shares.

SELLING STOCKHOLDERS

This prospectus relates to the disposition from time to time by the selling stockholders named herein, or their transferees, of up to 6,488,406 shares of our common stock. The shares were issued by us to the selling stockholders in a private placement in connection with our Stroud Acquisition pursuant to the Merger Agreement, which closed on June 19, 2006. In connection with the Merger Agreement, we entered into the Registration Rights Agreement, pursuant to which we agreed to file this registration statement on Form S-3, registering for resale the shares of common stock acquired by the selling stockholders within two business days following the effective time of the Stroud Acquisition.

The selling stockholders named herein may, from time to time, sell, transfer or otherwise dispose of any or all of the shares of common stock covered hereby on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

We will not receive any proceeds from the disposition of common stock by the selling stockholders. The selling stockholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of shares with the Securities and Exchange Commission.

The following table sets forth for each selling stockholder:

•	the name of the stockholder;

•	the number and percent of shares of our common stock that the stockholder beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock registered for sale for the account of the stockholder under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the stockholder (assuming all of the shares covered hereby are sold by each stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each stockholder may dispose of under this prospectus. We do not know how long the stockholders will hold the shares before disposing of them or how many shares they will dispose of, and we currently have no agreements, arrangements or understandings with any of the stockholders regarding the disposition of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the stockholders listed below.

This table is prepared solely based on information supplied to us by the selling stockholders and assumes the sale of all of the shares covered hereby. None of the selling stockholders has had, during the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates. The applicable percentages of beneficial ownership are based on an aggregate of 131,419,682 shares of our common stock issued and outstanding on June 16, 2006, as adjusted as described below.

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Atkins, Samuel J.	1,528	*	1,528	—	—
Braden, Bruce F.	318,650	*	318,650	—	—
Clark, Stephen M.	36,863	*	36,863	—	—
Daniel I. Kemper Living Trust	94,869	*	94,869	—	—
Edwin W. Coleman Children’s Trust FBO Robert S. Coleman	102,156	*	102,156	—	—
Frazier, Gregory D.	61,372	*	61,372	—	—
Hammack, Christopher L.	80,073	*	80,073	—	—
Noyes Family Partnership	334,203	*	334,203	—	—
Noyes, Patrick J.	84,897	*	84,897	—	—
Robert S. Coleman Trust	746,196	*	746,196	—	—
Schnabel, Rockwell A.	127,696	*	127,696	—	—
Schweitzer, Edward H.	23,434	*	23,434	—	—
Smith, Gregory P.	58,766	*	58,766	—	—
Smith, Philip S.	1,528	*	1,528	—	—
Sparling, Donald P.	11,273	*	11,273	—	—
Veeder, Christopher G.	21,764	*	21,764	—	—
Wright, Christopher A	1,528	*	1,528	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Wright, Christopher A. and Elizabeth S.	407,500	*	407,500	—	—
4B L.P.	4,890	*	4,890	—	—
Agravat, B.M. — SEP IRA	873	*	873	—	—
Alberi, Christine	3,260	*	3,260	—	—
Alice M. Davis — IRA	1,380	*	1,380	—	—
Amsterdam, Leonard	2,689	*	2,689	—	—
Andrew Goldstein — IRA	600	*	600	—	—
Andrew J. Haliw Revocable Living Trust — U/A DTD 3/27/2002 — Andrew J. Haliw, TTEE	40,750	*	40,750	—	—
Andrews, Dan L.	1,309	*	1,309	—	—
Anne E. Laumann — (BENE) IRA	1,309	*	1,309	—	—
Arthur Hyman — IRA	1,440	*	1,440	—	—
Atlantis Investment Trust — U/A DTD 10/11/2002 — J. Christian Peterson, Jr., TTEE	8,150	*	8,150	—	—
Auto, L.P.	16,300	*	16,300	—	—
Bahal Revocable Living Trust — U/A DTD 2/1/1994 — Surendra M. Bahal & Chander K. Bahal, TTEES	873	*	873	—	—
Baker, Gregory J.	873	*	873	—	—
Baldwin, Alfred & Hilda J.	1,630	*	1,630	—	—
Barry G. Zweig Revocable Living Trust U/A DTD 9/8/1997 — Barry G. Zweig, TTEE	873	*	873	—	—
Baynard, William T. Jr.	4,890	*	4,890	—	—
Bel Air Opportunistic Fund I.	39,291	*	39,291	—	—
Berkman, David J.	3,056	*	3,056	—	—
Berry, William J. & Donna	6,520	*	6,520	—	—
Beshears, Fred H.	1,630	*	1,630	—	—
Bivins Foundation	5,538	*	5,538	—	—
Blommer, Peter H.	1,630	*	1,630	—	—
Bobby John Wade — IRA	4,365	*	4,365	—	—
Borello, Glen David	2,182	*	2,182	—	—
Brabson, John A.	1,630	*	1,630	—	—
Brabson, Ltd.	4,075	*	4,075	—	—
Bradley, Edward W. & Janie	8,150	*	8,150	—	—
Broomhead, Steven P. & Sharon L. Thomas	1,630	*	1,630	—	—
Brothers Investment Holdings	1,630	*	1,630	—	—
Bruce, Scott G.	2,182	*	2,182	—	—
Bruff, Robert & Mary	873	*	873	—	—
Bryan McPeak Living Trust — U/A DTD 6/19/1991 — Bryan McPeak, TTEE	2,037	*	2,037	—	—
Cain, Larry J. & Patricia B.	873	*	873	—	—
Campbell, Barbara M	1,630	*	1,630	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Campbell, Carl E.	6,520	*	6,520	—	—
Campos, Delfina R.	1,630	*	1,630	—	—
Cardinal, William A. Jr.	2,445	*	2,445	—	—
Carl William Winans — IRA	873	*	873	—	—
Carol Ann Weiss Trust — U/A DTD 7/20/2005 — Carol Ann Weiss, TTEE	2,771	*	2,771	—	—
Carolyn K. Branner Revocable Trust — U/A DTD 12/16/1996 — Carolyn K. Branner, TTEE	2,925	*	2,925	—	—
Catherine D. Franklin Revocable Living Trust — U/A DTD 10/13/2004 — Catherine D. Franklin, TTEE	873	*	873	—	—
Charles T. Russell — IRA	873	*	873	—	—
Chastain, Mary H.	1,956	*	1,956	—	—
Checchio, Robert	2,526	*	2,526	—	—
Cherner, Jerry Ivan	2,445	*	2,445	—	—
Clare Margaret Peterson Trust — U/A DTD 3/28/2001 — Clare Margaret Peterson & Eileen Hendrixson, TTEES	1,630	*	1,630	—	—
Cohagan, Dean W. & Michel F.	3,056	*	3,056	—	—
Colon, Walter E.	873	*	873	—	—
Colton, Lawrence	1,630		1,630
Consolidated Mortgage Service	1,630	*	1,630	—	—
Covington, Neal C. & Kelly M.	1,956	*	1,956	—	—
Craig A. Greene — IRA	873	*	873	—	—
CRC Communities Inc.	4,075	*	4,075	—	—
Credifinance Capital Corp.	4,075	*	4,075	—	—
Crider, Robert E.	3,056	*	3,056	—	—
Crow, Peter M.	2,852	*	2,852	—	—
Cullen Living Trust — U/A DTD 12/18/2000 — Robert R. Cullen & Jane M. Cullen, TTEES	5,238	*	5,238	—	—
Cullen, Charles D.	2,182	*	2,182	—	—
Culpepper, John Brad & Monica	873	*	873	—	—
Cummins, Norman Charles	2,445	*	2,445	—	—
Curtis, Jack T. Jr.	8,150	*	8,150	—	—
Daniel J. McKeown — IRA	2,445	*	2,445	—	—
David E. Sterns — Conduit IRA # 2	1,309	*	1,309	—	—
David J. Campbell Revocable Living Trust — U/A DTD 1/4/1995 — David J. Campbell, TTEE	1,630	*	1,630	—	—
David Van Adelsberg — IRA	829	*	829	—	—
David W. Brandenburg — IRA	2,182	*	2,182	—	—
Deanne M. Porter Living Trust — U/A DTD 1/31/1996 — Deanne M. Porter, TTEE	1,630	*	1,630	—	—
Deitchman, Paul S. & Mary Ann	873	*	873	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Dix, C. Vincent	873	*	873	—	—
Donato, Donna Ireton	1,309	*	1,309	—	—
Dorothy M. Fleming — IRA R/O	1,266	*	1,266	—	—
Duke, Wanda	2,182	*	2,182	—	—
Eagle & Dominion — Euroamerican Growth Fund LP	7,335	*	7,335	—	—
Eagle & Dominion — Euroamerican Growth Fund Ltd.	26,080	*	26,080	—	—
Earnest R. Baldwin, Jr. Life Tenant U/W Grace H. Baldwin	2,445	*	2,445	—	—
Earnest R. Baldwin, Jr., Life Tenant U/W E. Rowland Baldwin, Sr.	2,445	*	2,445	—	—
Edward F. McNulty — IRA	873	*	873	—	—
Edward Laumann Trust — U/A DTD 5/10/1990 — Edward Laumann, TTEE	873	*	873	—	—
Edwin E. Messikomer — IRA	873	*	873	—	—
Effecten Bank Stroeve N.V.	34,925	*	34,925	—	—
Elaine A. Cabell Revocable Trust — U/A DTD 4/21/2005 — Elaine A. Cabell, TTEE	873	*	873	—	—
Eleanor F. Black Revocable Living Trust — U/A DTD 5/4/1994 — Eleanor F. Black, TTEE	4,075	*	4,075	—	—
Ellis, Ralph D. & Karen	1,630	*	1,630	—	—
Esther Moscona Revocable Trust — U/A DTD 9/15/1995 — Esther Moscona, TTEE	1,630	*	1,630	—	—
Eugene B. Rugh — IRA	1,630	*	1,630	—	—
Eugene B. Shepherd, Jr. — IRA	392	*	392	—	—
Eugene E. Boyd Living Trust — U/A DTD 12/12/1985 — Eugene E. Boyd, TTEE	2,771	*	2,771	—	—
Filler, James J. & Carol J.	16,300	*	16,300	—	—
Franklin Stein — IRA	873	*	873	—	—
Franklin, Carlton W. & Regina S.	873	*	873	—	—
Franson, Adele E.	1,630	*	1,630	—	—
Fred Bachert — IRA	1,528	*	1,528	—	—
Fred Vanderschaaf — SEP IRA	2,182	*	2,182	—	—
Froehlich, Ronald	1,630	*	1,630	—	—
Fuente, David I.	13,582	*	13,582	—	—
Gadient, Sandford I.	2,445	*	2,445	—	—
Gayle S. Sand Revocable Trust — U/A DTD 7/10/2003 — Gayle S. Sand, TTEE	873	*	873	—	—
Gerard P. Schlembach — SEP IRA	1,630	*	1,630	—	—
Gibbs, James R. — IRA	2,502	*	2,502	—	—
Gibbs, Rose Marie — IRA	594	*	594	—	—
Gibson, Natalie	5,806	*	5,806	—	—
Gilbert, Harry J.	1,630	*	1,630	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Gilder, Mark & Brian	3,260	*	3,260	—	—
Gleklen, Donald	1,746	*	1,746	—	—
Glen R. Grove — IRA	873	*	873	—	—
GLG North American Opportunity Fund	349,259	*	349,259	—	—
Golden, Marc D. & Julie L.	2,716	*	2,716	—	—
Golding, Ross H.	2,182	*	2,182	—	—
Goldstein, Andrew	1,568	*	1,568	—	—
Goldstein, Richard	2,182	*	2,182	—	—
Green, Ernie L.	873	*	873	—	—
Green, James Michael & Cindy Kae	1,630	*	1,630	—	—
Grotzinger, John & Donna	8,150	*	8,150	—	—
Gunter, William D. Jr.	873	*	873	—	—
H. John Lyke — IRA	3,274	*	3,274	—	—
H. John Lyke Revocable Trust of 2004 — U/A DTD 9/28/2004 — H. John Lyke, TTEE	8,731	*	8,731	—	—
H.A. Lyke Family Trust — U/A DTD 1/1/1996 — H. John Lyke, TTEE	4,365	*	4,365	—	—
Haas, Rudolf M.	2,119	*	2,119	—	—
Harbour Holdings Ltd.	24,186	*	24,186	—	—
Hart, David R. & Pamela M.	873	*	873	—	—
Hartshorn, Theodore B. & Jenny Den Hartigh	873	*	873	—	—
Haynie, Gilmore S. Jr.	1,630	*	1,630	—	—
Head, William Cassidy	1,630	*	1,630	—	—
Heisterman, Karen M.	873	*	873	—	—
Heisterman, Robert J.	873	*	873	—	—
Henry C. Bock, M.D. — IRA	873	*	873	—	—
Henry Margu Inc. PSP # 001 — U/A DTD 12/15/1959 — Steven D. Margulies & Andrew
Margulies, TTEES	1,091	*	1,091	—	—
Herbert B. Rubin, M.D. PA MPPP — U/A DTD 12/1/1979 — Herbert B. Rubin & Judith A. Rubin, TTEES	873	*	873	—	—
HG Holdings II Ltd.	59,199	*	59,199	—	—
HG Holdings Ltd.	314,875	*	314,875	—	—
HH Managed Account 7 Ltd.	15,498	*	15,498	—	—
Hicks, James P.	2,037	*	2,037	—	—
Highberger, John M.	1,630	*	1,630	—	—
Highbridge Event Driven/Relative Value Fund, L.P.	23,611	*	23,611	—	—
Highbridge Event Driven/Relative Value Fund, Ltd.	170,882	*	170,882	—	—
Highbridge International LLC	159,131	*	159,131	—	—
Hogan, Robert K.	1,630	*	1,630	—	—
Hoving & Partners/Mees Pearson	37,534	*	37,534	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Hunter Global Investors Fund I L.P.	144,593	*	144,593	—	—
Hunter Global Investors Fund II L.P.	5,238	*	5,238	—	—
Hutton-Hughes, Emily C.	873	*	873	—	—
I. Joel Harvitz — IRA	1,440	*	1,440	—	—
Irven D. Phillips Trust — U/A DTD 1/29/1991 — Judy Slaughter & Geraldine Andruszko, TTEES	1,630	*	1,630	—	—
Jacobs, Eric	1,630	*	1,630	—	—
Jacobs, John Alan	1,630	*	1,630	—	—
Jain, Umesh	1,630	*	1,630	—	—
James H. Cranos — IRA	1,440	*	1,440	—	—
James M. Sikora — IRA	873	*	873	—	—
Jana Partners, LLC.	130,972	*	130,972	—	—
Jay M. Weinstein — SEP IRA	1,630	*	1,630	—	—
Jenifer A. Bezemek — IRA	2,037	*	2,037	—	—
Jenkins, Robert M.	1,630	*	1,630	—	—
Jerry Ivan Cherner — IRA R/O	1,630	*	1,630	—	—
Joan Hammer, Escrow Agent FBO Robert L. Kassel	8,150	*	8,150	—	—
Joel Kramer — IRA R/O	873	*	873	—	—
John B. Crocker — IRA	873	*	873	—	—
John Clarke Revocable Living Trust — U/A DTD 3/26/2001 — John Clarke & Lillian Dermovses Clarke, TTEES	1,630	*	1,630	—	—
Jon David Cooke — IRA	1,528	*	1,528	—	—
Jon J. Alexiou — (BENE) IRA	873	*	873	—	—
Jones, Carole J. & George M. III.	1,630	*	1,630	—	—
Jones, William H. & Barbara H.	5,460	*	5,460	—	—
Joseph Casalese — IRA	873	*	873	—	—
Joseph Mistrano — IRA # 2	873	*	873	—	—
K & AM Investors LP	873	*	873	—	—
Kane, Michael C.	4,075	*	4,075	—	—
Karen Peterson Wise 2002 Trust — U/A DTD 8/29/2002 — Carolyn K. Branner, TTEE	10,921	*	10,921	—	—
Kassel, Maureen Ward	5,705	*	5,705	—	—
Kassel, Robert L.	8,150	*	8,150	—	—
Kathleen K. Allen — IRA	873	*	873	—	—
Kathleen McManus Revocable Trust — U/A DTD 12/31/2003 — Kathie McManus, TTEE	1,630	*	1,630	—	—
Kauffman, Marc W.	2,713	*	2,713	—	—
Kenneth A. Cruise, Sr. — IRA	873	*	873	—	—
Kenneth W. Swanson — IRA(PASS)	873	*	873	—	—
Kevin Morgan Trust — U/A DTD 1/4/1967 — Keith Morgan, TTEE	873	*	873	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Kevmar Holdings Limited Partnership	873	*	873	—	—
King, Bill & Denny	1,630	*	1,630	—	—
Kinkead, Jeff & V. Mimi Ragolta	1,630	*	1,630	—	—
Kleman Investments Limited	50,937	*	50,937	—	—
Knipe, Richard A. & Sue C.	5,460	*	5,460	—	—
Kozak, Steven & Toni	2,037	*	2,037	—	—
Kramer, Joel	1,630	*	1,630	—	—
Kraus, Edward W.	873	*	873	—	—
Kraut, Elinor	1,309	*	1,309	—	—
Kraut, Jon	873	*	873	—	—
Kruse, William R.	24,450	*	24,450	—	—
Lack, Randall N.	1,630	*	1,630	—	—
Lacy, Lloyd D. & Wanda A.	2,037	*	2,037	—	—
Larkin, Peter	18,745	*	18,745	—	—
Leary Family Living Trust — U/A DTD 3/19/2001 — Donna Leary & William F. Leary, TTEES	1,309	*	1,309	—	—
Leary Family Partnership LLP	8,150	*	8,150	—	—
LeClair, Darryl A. & Melissa	8,150	*	8,150	—	—
Lehman, Richard C.	11,410	*	11,410	—	—
Lenfest, Brook J. — William D. Luterman, POA	13,097	*	13,097	—	—
Leslie N. Jones — IRA — Nancy C. Jones, POA	873	*	873	—	—
Liles, Floyd C.	1,630	*	1,630	—	—
Linda G. Schmitt Living Trust — U/A DTD 10/26/1998 — Linda G. Schmitt, TTEE	1,630	*	1,630	—	—
Lindenbaum, David S.	5,460	*	5,460	—	—
Lora J. Linville Trust — U/A DTD 2/11/2004 — Lora J. Linville & Thomas W. Linville, TTEES	1,309	*	1,309	—	—
Lora Jane Linville — IRA	873	*	873	—	—
Lucas, Richard M. & Mary Ann	1,484	*	1,484	—	—
Luis M. Botero — IRA	873	*	873	—	—
M. Tamayo Cole Revocable Trust FBO Moira Tamayo-Cole — U/A DTD 7/9/2001 — Moira Tamayo-Cole, TTEE	5,705	*	5,705	—	—
Madeline J. McDermott Trust — U/A DTD 9/9/1981 — Madeline McDermott-Miller, TTEE	5,460	*	5,460	—	—
Mahesh Desai — SEP IRA	873	*	873	—	—
Mallek, Gregory	1,630	*	1,630	—	—
Manbeck, John P.	1,630	*	1,630	—	—
Margaret Mary Scanlan Shuff Trust — U/A DTD 8/10/1989 — Margaret Mary Scanlan Shuff, TTEE	1,455	*	1,455	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Marian R. Gerhart Willow Valley Manor	2,182	*	2,182	—	—
Mark E. Foster 2004 Trust — U/A DTD — 12/6/2004 — Mark E. Foster, TTEE	7,640	*	7,640	—	—
Mark E. Rousso — SEP IRA	2,445	*	2,445	—	—
Mark Ernest Bivins Trust — U/A DTD 3/31/1952 — Cliff Bickerstaff, TTEE	1,309	*	1,309	—	—
Marlin Capital Corp.	36,675	*	36,675	—	—
Martin, Parker	6,520	*	6,520	—	—
Martinez, Bertha	873	*	873	—	—
Marush, Arthur	6,548	*	6,548	—	—
Marvin L. Schmidt & Judean A. Schmidt Revocable Trust U/A DTD 9/29/1982 — Marvin Schmidt & Judean A. Schmidt, TTEES	8,731	*	8,731	—	—
Mathis, William H.	873	*	873	—	—
Mayer, Michael Gordon	2,445	*	2,445	—	—
McDonald, Patrick J.	873	*	873	—	—
McGill, William H. Jr.	4,365	*	4,365	—	—
Melgen, Salomon & Flor	8,731	*	8,731	—	—
Mezzasalma, Joseph A.	873	*	873	—	—
Michael B. Murphy — IRA	873	*	873	—	—
Michael E. Roddey, Sr. — IRA	873	*	873	—	—
Michael Patoff Revocable Trust — U/A DTD 7/8/1996 — Michael Patoff, TTEE	8,965	*	8,965	—	—
Miles Teel Bivins Trust — U/A DTD 3/31/1952 — Cliff Bickerstaff, TTEE	1,309	*	1,309	—	—
Mirza, Michael J.	4,365	*	4,365	—	—
Mittman, Evan	2,837	*	2,837	—	—
Morgan Stanley & Co. Incorporated	203,750		203,750
Morgan, A. Lamar & Martha F.	873	*	873	—	—
Muse Global Master Fund Ltd.	12,225	*	12,225	—	—
Nail, A.L. & Peggy D.	3,260	*	3,260	—	—
Narmi, Jeffrey	1,630	*	1,630	—	—
Newman, David & Stephanie	1,309	*	1,309	—	—
Norman H. Read 1985 Trust — U/A DTD 7/1/1985 — Nile L. Albright & Dennis Spear, TTEES	5,457	*	5,457	—	—
O’Connor Global Convertible Arbitrage II Master Ltd.	1,191	*	1,191	—	—
O’Connor Global Convertible Arbitrage Master Ltd.	14,088	*	14,088	—	—
O’Connor PIPES Corporate Strategies Master Ltd.	15,280	*	15,280	—	—
Oldfield, Bradley	873	*	873	—	—
Oliver, William F.	12,225	*	12,225	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

O’Loughlin, Miles	4,890	*	4,890	—	—
Palmer, Oscar B.	873	*	873	—	—
Parker Martin — SEP IRA	1,630	*	1,630	—	—
Patel, Devang A. & Jigna D.	873	*	873	—	—
Peet, Frederick — DPM	4,238	*	4,238	—	—
Peggy Messer — IRA	2,925	*	2,925	—	—
Perlman, Howard K. & Wendy B.	1,630	*	1,630	—	—
Peter Joseph Hoopfer Trust — U/A DTD 12/15/2000 — Peter Joseph Hoopfer, TTEE	1,135	*	1,135	—	—
Peter R. Betzer — IRA	1,309	*	1,309	—	—
Pflieger Living Trust 2 — U/A DTD 10/26/1994 — Frederick C. Pflieger & Kathleen B. Pflieger, TTEES	1,630	*	1,630	—	—
Piatt, Bernard J.	664	*	664	—	—
Pickens, Boone	10,914	*	10,914	—	—
Pieczko, James & Barbra	2,182	*	2,182	—	—
Polson, Charles B. Jr.	3,056	*	3,056	—	—
Portfolio Thirty-Three, LLC	873	*	873	—	—
Purser, Gary L. & Jody L.	2,445	*	2,445	—	—
Radwan, A. Essam & Wendy Shaffer	1,630	*	1,630	—	—
Ralph Hazan — IRA R/O	873	*	873	—	—
Ramani, Tushar M	873	*	873	—	—
Randall G. Strait — IRA	873	*	873	—	—
Randy & Janet Brooks Revocable Living Trust — U/A DTD 8/24/1999 — Randy E. Brooks & Janet M. Brooks, TTEES	1,630	*	1,630	—	—
Rapisarda, Anthony & Elvira	5,297	*	5,297	—	—
Rappoport, Larry J.	1,309	*	1,309	—	—
Rigby, Sarah & Mark	1,091	*	1,091	—	—
Robert A. Zakarin — IRA	873	*	873	—	—
Robert Cullen — IRA	873	*	873	—	—
Robert J. Mohlman — IRA	1,528	*	1,528	—	—
Robert M. Mayer & Associates Inc. Retirement Plan & Trust — U/A DTD 9/1/2003 — Robert M. Mayer, TTEE	1,630	*	1,630	—	—
Robert S. Ingram 1998 Revocable Trust — U/A 11/25/1998 — Robert S. Ingram, TTEE	7,661	*	7,661	—	—
Ronald Wildermuth Retirement Plan — U/A DTD 1/1/2004 — Ronald Wildermuth, TTEE	1,004	*	1,004	—	—
Rooney Family Trust — U/A DTD 9/14/1998 — Timothy J. Rooney & Angela R. Rooney, TTEES	2,689	*	2,689	—	—
Russell A. Hill Living Trust — U/A DTD 10/27/95 — Russell A. Hill & Myrna L. Hill, TTEES	1,630	*	1,630	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Samuel Shakespeare — IRA	873	*	873	—	—
Savage, Robert Wesley	1,630	*	1,630	—	—
Schmidt, Samuel & Sheila	3,056	*	3,056	—	—
Schroders Energy Fund	35,860	*	35,860	—	—
Schwartz, Theodore A.	2,445	*	2,445	—	—
Scott, John R.	873	*	873	—	—
Scott, Karen R.	4,075	*	4,075	—	—
Selva, Sergio L. & Maria S.	2,445	*	2,445	—	—
Sharon L. Dagostino Revocable Trust — U/A DTD 7/3/1996 — Sharon L. Dagostino & Peter Dagostino, TTEES	2,771	*	2,771	—	—
Sheck, Steve & Linda	4,890	*	4,890	—	—
Shepherd, Eugene B. & Robin B.	896	*	896	—	—
Silagi Family Trust — U/A DTD 9/20/1979 — Moshe Silagi & Andrea Silagi, TTEES	6,520	*	6,520	—	—
Simon, Keith J. & Cynthia J.	1,630	*	1,630	—	—
Skylands Special Investment LLC	15,105	*	15,105	—	—
Smart, Cheryl	873	*	873	—	—
Smith, Louis J. & Carter W.	3,056	*	3,056	—	—
Smukler, Lisa (PASS)	1,309	*	1,309	—	—
Stephanie Kontzamanys Revocable Trust — U/A DTD 8/6/2002 — Stephanie Kontzamanys, TTEE	873	*	873	—	—
Stephen Bushansky — IRA	873	*	873	—	—
Steven L. Apicella — IRA	873	*	873	—	—
Tamburri, Dominic A. & Phyllis J.	4,075	*	4,075	—	—
Tanico, Anthony	3,260	*	3,260	—	—
Thawatchai Suksanong — IRA	873	*	873	—	—
Third Point Partners LP	43,657	*	43,657	—	—
Thomas Peyton Bivins Trust — U/A DTD 3/31/1952 — Cliff Bickerstaff, TTEE	1,309	*	1,309	—	—
Thomas W. Draper — IRA	1,746	*	1,746	—	—
Thomas W. Linville — IRA	3,056	*	3,056	—	—
Thompson, Robert D. & Susan L.	1,630	*	1,630	—	—
Touradji Global Resources Master Fund Ltd.	163,715	*	163,715	—	—
Travis, LLC	873	*	873	—	—
Tribeca Global Investments Ltd.	101,875	*	101,875	—	—
Tufton Oceanic Hedge Fund	326,000	*	326,000	—	—
Tyson Richmond Trust — U/A DTD 4/21/1993 — Tyson Richmond, TTEE	16,300	*	16,300	—	—
Urquhart, Angus & Susan	873	*	873	—	—
Valeri Leontiev Trust — U/A DTD 3/29/2004 — Valeri Leontiev & Ludmila Issakovitch, TTEES	5,705	*	5,705	—	—

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Being	After Offering
Stockholders	Number	Percent(1)	Offered	Number(2)	Percent(1)

Valeri S. Curdes Revocable Trust — U/A DTD 2/21/2004 — Valeria S. Curdes, TTEE	1,630	*	1,630	—	—
Valusek, Robert J. & Charla L.	3,492	*	3,492	—	—
Valvo, Virginia Rossiter	5,093	*	5,093	—	—
Venderley, David	1,630	*	1,630	—	—
Vijay R. Purandare — IRA	873	*	873	—	—
Villari, William J.	3,056	*	3,056	—	—
Virginia M. Wallace Revocable Trust — U/A DTD 7/30/97 — Virginia M. Wallace & Robert E. Wallace, TTEES	1,353	*	1,353	—	—
Vourliotis, Evangelos	1,746	*	1,746	—	—
Wagman, Ferne Leib	829	*	829	—	—
Wagner, Russell A.	873	*	873	—	—
Wallace, Leo III	5,053	*	5,053	—	—
Walls, Jackson	2,445	*	2,445	—	—
Wash, R. Bradford	2,182	*	2,182	—	—
Weaver, Robert P.	873	*	873	—	—
Wexford Catalyst Investors LLC	97,137	*	97,137	—	—
White, Andrew J. & M. Susie	1,309	*	1,309	—	—
Wierzel, Edward & Rosalie	873	*	873	—	—
Wight Investment Partners	13,582	*	13,582	—	—
Willard, Kathleen C.	1,309	*	1,309	—	—
William D. Tucker Revocable Living Trust — U/A DTD 3/23/1999 — William D. Tucker, TTEE	1,630	*	1,630	—	—
William F. Rath, M.D. — IRA	873	*	873	—	—
William L. Billar Trust — U/A DTD 7/14/1988 — William L. Billar, TTEE	1,630	*	1,630	—	—
William L. Van Dyke III Revocable Trust — U/A DTD 2/17/2005 — William L. Van Dyke III, TTEE	1,630	*	1,630	—	—
William N. Leary Revocable Trust — U/A DTD 3/14/2003 — William N. Leary, TTEE	2,771	*	2,771	—	—
William Shuford Davis — P/S	873	*	873	—	—
William W. Howell, Jr. — IRA	1,746	*	1,746	—	—
Wilson, Kevan D.	5,053	*	5,053	—	—
Zweig DiMenna Fund Ltd.	17,419	*	17,419	—	—
Zweig DiMenna International Ltd.	207,154	*	207,154	—	—
Zweig DiMenna Investors, L.P.	3,579	*	3,579	—	—
Zweig DiMenna Market Neutral, L.P.	19,296	*	19,296	—	—
Zweig DiMenna Natural Resources L.P.	8,556	*	8,556	—	—
Zweig DiMenna Partners, L.P.	104,472	*	104,472	—	—
Zweig DiMenna Select, L.P.	20,649	*	20,649	—	—
Zweig DiMenna Special Opportunities L.P.	39,946	*	39,946	—	—

*	Less than 1%.

(1)	This percentage is calculated using as the numerator the number of shares of common stock included in the prior column and as the denominator 131,419,682 shares of common stock outstanding on June 16, 2006.

(2)	Assumes the selling stockholders (i) dispose of all the shares of common stock covered by this prospectus, (ii) do not dispose of any shares of common stock acquired by them prior to the date hereof, and (ii) do not acquire any additional shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees or other successors-in-interest may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby directly or through one or more broker-dealers or agents. The selling stockholders will be responsible for agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus supplement.

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus supplement.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus supplement, or under an amendment or supplement to this prospectus supplement under Rule 424(b)(3) or other applicable provision of the Securities Act, amending or supplementing, if necessary, the list of selling stockholders to include the pledgees, donees, transferees or other successors-in-interest as selling stockholders under this prospectus supplement.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the pledgees, donees, transferees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus supplement.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders have informed us that none of them has any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth:

•	the name of each of the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus supplement; and

•	any other facts material to the transaction.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus supplement forms a part.

We are required to pay all fees and expenses incident to the registration of the shares. We may be indemnified by the selling stockholders against liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholders specifically for use in this prospectus supplement.

Once sold under this prospectus supplement, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements of Range Resources Corporation appearing in Range Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and Range Resources Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

RESERVE ENGINEERS

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by DeGolyer and MacNaughton, Wright & Company, Inc. and H.J. Gruy and Associates, Inc. The reserve information is incorporated by reference herein in reliance upon the authority of said firms as experts with respect to such reports.

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

In this prospectus supplement, the following terms have the meanings specified below.

Bbl — One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf — One billion cubic feet.

Bcfe — One billion cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Development Well — A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole — A well found to be incapable of producing oil or natural gas in sufficient economic quantities.

Exploratory Well — A well drilled to find oil or gas in an unproved area, to find a new reservoir in an existing field or to extend a known reservoir.

Gross Acres Or Gross Wells — The total acres or wells, as the case may be, in which a working interest is owned.

Infill Well — A well drilled between known producing wells to better exploit the reservoir.

LIBOR — London Interbank Offer Rate, the rate of interest at which banks offer to lend to one another in the wholesale money markets in the City of London. This rate is a yardstick for lenders involved in many high value transactions.

Mbbl — One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf — One thousand cubic feet of gas.

Mcf Per Day — One thousand cubic feet of gas per day.

Mcfe — One thousand cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil or NGL, which reflects relative energy content.

Mmbbl — One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu — One million British thermal units. A British thermal unit is the heat required to raise the temperature of one-pound of water from 58.5 to 59.5 degrees Fahrenheit.

Mmcf — One million cubic feet of gas.

Mmcfe — One million cubic feet of gas equivalents.

Net Acres Or Net Wells — The sum of the fractional working interests owned in gross acres or gross wells.

Present Value (PV) — The present value, discounted at 10%, of future net cash flows from estimated proved reserves, using constant prices and costs in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions).

Productive Well — A well that is producing oil or natural gas or that is capable of production.

Proved Developed Non-Producing Reserves — Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved Developed Producing Reserves — Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved Developed Reserves — Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves — The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves — Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion — The completion for production of another formation in an existing well bore.

Reserve Life Index — Proved reserves at a point in time divided by the then annual production rate.

Royalty Interest — An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure — The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the SEC’s rules for inclusion of oil and natural gas reserve information in financial statements filed with the SEC.

Tcfe — One trillion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Term Overriding Royalty — A royalty interest that is carved out of the operating or working interest in a well. Its term does not necessarily extend to the economic life of the property and may be of shorter duration than the underlying working interest. The term overriding royalties in which the Company participates through Independent Producer Finance typically extend until amounts financed and a designated rate of return have been achieved. If such point in time is reached, the override interest reverts back to the working interest owner.

Working Interest — The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all costs of exploration, development and operations, and all risks in connection therewith.

PROSPECTUS

Range Resources Corporation

Common Stock

We may offer and sell securities from time to time in amounts, at prices and on terms that we will determine at the times of the offerings. In addition, selling shareholders to be named in a prospectus supplement may offer, from time to time, shares of Range Resources Corporation common stock.

You should read this prospectus and the related prospectus supplements carefully before you invest in our securities. Any prospectus supplement may add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

We may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements and other offering material. We may also sell securities directly to investors.

Our common stock is listed on the New York Stock Exchange under the symbol “RRC.”

You should read this prospectus and any supplement carefully before you invest. AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. PLEASE READ THE “RISK FACTORS” DESCRIBED IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, IN OUR FORM 10-K AND IN ANY OF THE DOCUMENTS WE INCORPORATE BY REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 21, 2006

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement as if we had authorized it. This prospectus and the accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. This prospectus and the accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. The information contained in this prospectus and the accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or an accompanying prospectus supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

About this prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a shelf registration process. Under this shelf registration process, (i) we may sell the securities described in this prospectus in one or more offerings or (ii) selling shareholders to be named in a prospectus replacement may, from time to time, sell common stock in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities to be sold. This prospectus does not contain all of the information included in the registration statement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information under the heading “Where You Can Find More Information.”

Unless otherwise noted herein, as used in this prospectus, “Range,” “Range Resources,” “we,” “our,” “ours,” “us” and the “Company” refer to Range Resources Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

Where you can find more information

This prospectus does not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about the registrant, you should refer to the registration statement. Summaries of agreements or other documents is this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 11 Wall Street, New York, New York 10005, or at our website at http://www.rangeresources.com. We do not intend for information contained in our website to be part of this prospectus.

Information we incorporate by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC after we file this prospectus will automatically update and may replace information in this prospectus and information previously filed with the SEC. We do not incorporate by reference any information in any future filings deemed furnished and not filed pursuant to applicable rules.

We incorporate by reference in this prospectus the documents listed below which we previously have filed with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed furnished under SEC regulations) after we file this prospectus until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2006, filed on May 11, 2006; and

•	Current Reports on Form 8-K filed on January 4, 2006, filed on January 18, 2006, filed on January 25, 2006, filed on February 2, 2006, filed on February 24, 2006, filed on March 30, 2006, filed on April 19, 2006, filed on May 16, 2006 (and the Form 8-K/A filed on May 16, 2006), filed on May 23, 2006, filed on May 26, 2006, filed on June 9, 2006 and filed on June 12, 2006; and

•	The description of the Registrant’s Common Stock contained in the Registration Statement on Form 10, dated June 18, 1980, and filed with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), including any subsequent amendment(s) or report(s) filed for the purpose of updating such description.

You may request a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by telephoning us at the following number or writing us at the following address:

Range Resources Corporation
Attention: Corporate Secretary
777 Main Street
Suite 800
Fort Worth, Texas 76102
(817) 870-2601

Forward-looking statements

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In general, all statements other than statements of historical fact are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. However, management’s assumptions and our future performance are subject to a wide range of business risks and uncertainties and we cannot assure you that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to:

•	production variance from expectations,

•	volatility of oil and natural gas prices,

•	hedging results,

•	the need to develop and replace reserves,

•	the substantial capital expenditures required to fund operations,

•	exploration risks,

•	environmental risks,

•	uncertainties about estimates of reserves,

•	competition,

•	litigation,

•	our sources of liquidity,

•	access to capital,

•	government regulation,

•	political risks,

•	our ability to implement our business strategy,

•	costs and results of drilling new projects,

•	mechanical and other inherent risks associated with oil and natural gas production,

•	weather,

•	availability of drilling equipment,

•	changes of interest rates, and

•	other risks detailed in our filings with the SEC.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by our reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements.

Should one or more of the risks or uncertainties described in this prospectus or the documents we incorporate by reference occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements express or implied, included in this prospectus and the documents we incorporate by reference and attributable to Range are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Range or persons acting on its behalf may issue.

Use of proceeds

Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of the securities covered by this prospectus that are sold by us for general corporate purposes, which may include but are not limited to reduction or refinancing of debt or other corporate obligations, repurchasing or redeeming our securities, the financing of capital expenditures, acquisitions and additions to our working capital. We may temporarily use the net proceeds received from any offering of securities to repay our senior credit facility or other debt until we can use such net proceeds for the stated purpose. We will not receive any of the proceeds from the sale of securities covered by this prospectus that are sold by selling shareholders.

Description of capital stock

At June 16, 2006, our authorized and outstanding capital stock consisted of:

•	10,000,000 shares of preferred stock, par value $1.00 per share, of which, no shares are issued and outstanding; and

•	250,000,000 shares of common stock, par value $0.01 per share, of which 131,419,682 shares were outstanding.

Common Stock

•	Dividends. Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. Certain of our debt instruments restrict the payment of cash dividends.

•	Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to cumulative voting rights.

•	Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer under this Prospectus and issue will also be fully paid and non-assessable.

•	Other Rights. Common stockholders are not entitled to preemptive rights. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders, if any.

•	Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “RRC.” Any additional common stock we issue will also be listed on the NYSE.

Special Provision of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

(a) before that person became an interested stockholder, the corporation’s board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

(b) upon completion of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether share held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. “Business combination” included mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation’s voting stock.

Legal matters

Our legal counsel, Vinson & Elkins L.L.P., Dallas, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

The consolidated financial statements of Range Resources Corporation appearing in Range Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and Range Resources Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Reserve engineers

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by DeGolyer and MacNaughton, Wright & Company, Inc. and H.J. Gruy and Associates, Inc. The reserve information is incorporated by reference herein in reliance upon the authority of said firms as experts with respect to such reports.